Exhibit 99.2

LEGION PARTNERS HIGHLIGHTS PRIMO WATER CORPORATION’S LACK OF ENGAGEMENT ON RANGE OF GOVERNANCE AND OPERATIONAL TOPICS

•	Primo’s Board has been unresponsive to detailed concerns previously raised by Legion and has demonstrated complete lack of urgency to address Company’s significant operational and financial failures and poor corporate governance

•	Legion Partners is evaluating all options to address these challenges and drive value at 2020 annual meeting of stockholders, including potentially nominating director candidates

•	Submits a stockholder proposal to declassify the board to provide for annual election of directors

BEVERLY HILLS, CA – October 29, 2019 – Legion Partners Holdings, LLC (together with its affiliates, “Legion Partners”), who beneficially owns 3,567,946 shares of Primo Water Corporation (Nasdaq: PRMW) (“Primo” or the “Company”), representing approximately 9.1% of Primo’s outstanding common stock, today expressed its continued frustration with the lack of response and engagement from Primo’s board of directors (the “Board”), despite Legion’s considerable attempts to work constructively with the Company over the past 19 months.

Since Legion detailed its concerns to stockholders in mid-September – noting Primo’s significant operational and financial underperformance, repeated executional failures and governance issues, including the Board’s alarming conflicts of interests among long-tenured directors and Executive Chairman Billy Prim, and excessive pay packages to executive management – the Board has made no effort to meaningfully engage with Legion or take necessary steps to enhance management accountability and transparency.

Legion Partners Co-Founder Ted White stated, “We continue to be frustrated by the lack of progress and engagement from Primo and we believe that stockholders deserve better. The Company’s poor operational performance, failure to realize promised acquisition synergies and weak governance have severely tainted what would otherwise be a very attractive public company with significant unrealized growth potential. The Board’s lack of engagement on these important challenges lends even further credence to our belief that new Board leadership is required to ensure that substantial governance improvements are implemented.”

Legion Partners also announced today that it has submitted a proposal for inclusion in the Company’s Proxy Statement relating to the 2020 annual meeting of stockholders (the “2020 Annual Meeting”) to declassify the Board and provide for the annual election of all directors.

Legion Partners is evaluating all options to address the pressing issues at Primo and help create increased value for all stockholders. While no decision has yet been made with respect to the nomination of director candidates at the 2020 Annual Meeting, Legion Partners is convinced the Company is in need of multiple new directors, including a new independent Chairman, in order to remove conflicts of interest and increase management accountability for repeated downward revisions to guidance due to poor operational execution.

About Legion Partners

Legion Partners is a long-term-oriented activist fund focused on producing attractive risk-adjusted returns for clients. Legion Partners’ investment strategy is concentrated on North American small cap equities, utilizing deep fundamental research and long-term shareholder engagement to drive superior performance over time.

Media contact:

Sloane & Company

Dan Zacchei / Joe Germani

212.486.9500

dzacchei@sloanepr.com / jgermani@sloanepr.com

Source:

Legion Partners Holdings, LLC